                            LifePoint Hospitals, Inc.
                           103 Powell Court, Suite 200
                           Brentwood, Tennessee 37027




                                                                October 18, 2005


BY EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler



Re:   LifePoint Hospitals, Inc.
      Registration Statement on Form S-3
      File No. 333-128279

Dear Mr. Riedler:

            Pursuant to Rule 461 of the Securities Act of 1933, as amended, LifePoint Hospitals, Inc. (the "Company") hereby requests that the effectiveness of the above-captioned registration statement (the "Registration Statement") be accelerated so that such Registration Statement will become effective at 2:00 pm, Washington, D.C. time, on October 20, 2005, or as soon as practicable thereafter.

            The Company hereby acknowledges that:

            - should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

            - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

            - the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions regarding this matter, please call Patti
J. Marks at (212) 259-7175 of Dewey Ballantine LLP.



                                   Very truly yours,

                                   LIFEPOINT HOSPITALS, INC.


                                   By:  /s/ Michael J. Culotta
                                        ----------------------------------------
                                        Name:  Michael J. Culotta
                                        Title: Chief Financial Officer